                           OFFER TO PURCHASE FOR CASH

                  A MINIMUM OF 100,000 SHARES OF COMMON STOCK

                                       OF

                            LANDMARK FINANCIAL CORP.
                                       AT

                              $25.00 NET PER SHARE

                                       BY

                            INVESTORS & LENDERS, LLC
                                A SUBSIDIARY OF

                   PRIVATE MORTGAGE INVESTMENT SERVICES, INC.

     THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 26, 2000, UNLESS THE OFFER IS EXTENDED.
     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, TOGETHER WITH SHARES BENEFICIALLY OWNED BY THE PURCHASER AND ITS AFFILIATES, REPRESENTS AT LEAST 65% OF THE TOTAL SHARES ISSUED AND OUTSTANDING. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE, INCLUDING THE PURCHASER OBTAINING FINANCING AND THE PURCHASER OBTAINING REGULATORY APPROVAL OF THE UNITED STATES OFFICE OF THRIFT SUPERVISION.

                                   IMPORTANT

     Any shareholder desiring to tender all or any portion of his Shares should either (1) complete and sign the enclosed Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, have his signature thereon guaranteed if required by Instruction 1 of the Letter of Transmittal and mail or deliver the Letter of Transmittal or such facsimile with his certificates evidencing his Shares and any other required documents to the Depositary, or follow the procedure for book-entry transfer of Shares set forth in Section 4, or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares so registered.

     A shareholder who desires to accept the Offer and tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, should tender such Shares by following the procedures for guaranteed delivery set forth in Section 4.

     Questions and requests for assistance may be directed to Beacon Hill Partners, Inc. or to Investors & Lenders, LLC at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

                               TABLE OF CONTENTS

INTRODUCTION................................................    4
THE TENDER OFFER............................................    6
 1. Terms of the Offer; Expiration Date; Proration..........    6
 2. Acceptance for Payment and Payment for Shares...........    7
 3. Withdrawal Rights.......................................    8
 4. Procedure for Tendering Shares..........................    9
 5. Certain Federal Income Tax Consequences.................   11
 6. Price Range of Shares; Dividends........................   12
 7. Effect of the Offer on the Market for the Shares and
    Exchange Act Registration...............................   12
 8. Certain Information Concerning the Bank.................   12
 9. Certain Information Concerning the Purchaser and PMIS...   14
10. Background of the Offer; Contacts with the Bank.........   15
11. Purpose of the Offer....................................   18
12. Certain Conditions of the Offer.........................   18
13. Source and Amount of Funds..............................   21
14. Dividends and Distributions.............................   22
15. Certain Legal Matters...................................   22
16. Fees and Expenses.......................................   24
17. Miscellaneous...........................................   24
SCHEDULE I -- DIRECTORS AND OFFICERS OF THE PURCHASER AND
  PMIS......................................................   25
SCHEDULE II -- SCHEDULE OF TRANSACTIONS IN SHARES DURING THE
  PAST 60 DAYS BY THE PURCHASER, PMIS AND THEIR
  AFFILIATES................................................   27
SCHEDULE III -- CERTAIN ADDITIONAL INFORMATION ABOUT THE
  PURCHASER AND PMIS........................................   28

                              SUMMARY OF THE OFFER

PRINCIPAL TERMS

     - Investors & Lenders, LLC, a wholly owned subsidiary, of Private Mortgage Investment Services, Inc., is offering to buy a minimum of 100,000 shares of Landmark Financial Corp. common stock. The tender price is $25.00 per share in cash. Tendering stockholders will not have to pay brokerage fees or commissions.

     - The offer will expire at 12:00 midnight, Eastern time, on Friday, June 26, 2000, unless we extend the offer.

     - If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., Eastern time, on the first business day after the previously scheduled expiration of the offer.

CONDITIONS

     We are not required to complete the offer and purchase any Landmark shares unless:

     - at least 100,000 Landmark shares are validly tendered and not withdrawn prior to the expiration of the offer,

     - we receive U.S. Office of Thrift Supervision Approval of our purchase of a controlling interest in Landmark.

     - Landmark's Board of Directors has amended its Certificate of Incorporation to remove Article Four, subsection C, which limits the voting power of any shareholder who owns more than 10% of Landmark Shares.

     - Investors & Lenders, LLC obtains financing necessary to complete the offer.

     Other conditions to the offer are described in Section 12.

PROCEDURES FOR TENDERING

     If you wish to accept the offer, this is what you must do:

     - If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in this document for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal.

     - If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your Landmark shares using the enclosed notice of guaranteed delivery. Please call our information agent, Beacon Hill Partners, Inc., at (800) 755-5001 for assistance. See Section 4 for further details.

     - If you hold your Landmark shares through a broker or bank, you should contact your broker or bank and give instructions that your Landmark shares be tendered.

WITHDRAWAL RIGHTS

     - If, after tendering your Landmark shares in the offer, you decide that you do NOT want to accept the offer, you can withdraw your shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See Section 3 for further details.

SUBSEQUENT OFFERING PERIOD

     - After the expiration, if the conditions have been satisfied or waived but not 100,000 of Landmark shares have been tendered, we may give Landmark stockholders that have not already tendered in the offer another opportunity to tender at the same price in a subsequent offering period.

     - Any subsequent offering period will begin on the day we announce that we have purchased Landmark shares in the offer and will last for between three and 20 business days. We may extend the subsequent offering period, but it will not last more than 20 business days in total.

     - There will be no withdrawal rights in the subsequent offering period.

RECENT LANDMARK TRADING PRICES; SUBSEQUENT TRADING

     - The closing price for Landmark shares was $19.00 on May 2, 2000, the last trading day before we announced our intention to commence this offer. Before deciding whether to tender, you should obtain a current market quotation for Landmark shares.

     - If the offer is successful, the Landmark shares may continue to be traded on OTC Bulletin Board although we expect trading volume to be below its pre-offer level.

FURTHER INFORMATION

     - If you have questions about the offer, you can call our Information
       Agent:

           Beacon Hill Partners, Inc.
           Call Collect: (800) 755-5001
           email:
           -----------------------------------------------

TO ALL HOLDERS OF SHARES OF COMMON STOCK OF LANDMARK FINANCIAL CORP.:

                                  INTRODUCTION

     Investors & Lenders, LLC, a New York limited liability company (the "Purchaser") which is a wholly-owned subsidiary of Private Mortgage Investment Services, Inc., a New York corporation ("PMIS"), hereby offers to purchase a minimum of 100,000 shares ("Shares") of common stock, par value $.10 per share (the "Common Stock"), of Landmark Financial Corp., a Delaware corporation (the "Bank"), at $25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders, however, may incur fees associated with the tendering of shares in custodial or other beneficiary accounts. The Purchaser will pay all charges and expenses of LaSalle Bank N.A. (the "Depositary") and Beacon Hill Partners (the "Information Agent") incurred in connection with the Offer. There are no dealer managers in connection with the Offer.

     The $25.00 per Share consideration offered pursuant to the Offer represents a premium of more than 31% over the closing price of the Common Stock on the OTC Bulletin Board on May 1, 2000. Purchaser and its affiliates currently own approximately 2.5% of the outstanding Common Stock. The Offer is subject to financing and regulatory approval conditions, among other conditions described in Section 12.

     As described more fully below, on November 24, 1999, Charles Cefalu, the President of PMIS and Thomas Fraker, Executive Vice President of Finance of PMIS met with Gordon E. Coleman, President and Chief Executive Officer of the Bank and John R. Francisco, Chairman of the Bank, to discuss the possibility of a business combination between the Bank and PMIS. Subsequent to that meeting, and not having received any answer from the Bank, Mr. Cefalu called Mr. Coleman who informed Mr. Cefalu that the Board of Directors of the Bank had unanimously rejected Mr. Cefalu's proposal. On January 6, 2000, Leslie M. Apple, counsel to PMIS, wrote to Alan Schick, counsel to the Bank, asking (1) whether the Bank's Board of Directors had formally considered the proposal, and (2) whether the Board would consider a more generous proposal. On January 13, 2000, Attorney Schick responded by letter, informing Mr. Apple that the Board did formally consider Mr. Cefalu's proposal. Mr. Schick also stated that the Board wished to remain independent and was not seeking the sale of the Bank. Less than 30 days later, however, on February 9, 2000, the Bank entered into discussions with TrustCo Bank Corp NY ("TrustCo"), culminating in the Board's approval, on February 21, 2000, of a merger agreement with TrustCo (the "Merger Agreement").

     On April 17, 2000, PMIS commenced a lawsuit in the Supreme Court of the State of New York, Montgomery County, seeking to prevent a shareholders meeting to consider approval of the Merger Agreement and seeking to prevent the members of the Board and their affiliates from voting in excess of 10% of the outstanding shares of the Bank in contravention of Article Fourth, Subsection C of the Bank's Certificate of Incorporation. PMIS alleged in its complaint that the board members, in approving the Merger Agreement under the circumstances described above, and knowing of the existence of another active and interested bidder, violated their fiduciary duty to the Bank's shareholders. The court granted the temporary restraining order sought by PMIS. As a result of the decision by the Bank's Board of Directors to reject the PMIS offer and forestall any further PMIS offers while entering into a merger agreement with TrustCo., the Purchaser and PMIS announced their intention to commence the Offer, and then commenced the Offer. See Section 10.

     On May 1, 2000, the court conducted a hearing on PMIS' application to extend the temporary restraining order and to convert it to a preliminary injunction. A decision is pending.

     It is possible that the court may dissolve the temporary restraining order and permit the special meeting of Landmark shareholders to take place as scheduled. In the event the Bank's Board of Directors decides to proceed with that meeting, PMIS intends to seek an injunction preventing the distribution to the shareholders of the proceeds from any sale of shares pursuant to the Merger Agreement with TrustCo pending the outcome of the PMIS litigation.

     The purpose of the Offer is to enable the Purchaser to acquire that number of Shares which, together with the Shares currently beneficially owned by the Purchaser and its affiliates, will represent a minimum of 65% of the total number of Shares outstanding. In order for the Purchaser to acquire 65% of the outstanding Shares, the Purchaser will be required to obtain certain regulatory approvals, including approvals from the United States Office of Thrift Supervision. If the Purchaser obtains such approvals while the Offer is open, the Purchaser expressly reserves the right, in its sole judgment, to acquire more than 65% of the outstanding shares pursuant to the Offer. See Section 15.

     PMIS and the Purchaser intend to continue to seek to negotiate an agreement with the Bank, which may or may not be similar to the one proposed to the Bank on November 24, 1999. No assurance can be given, however, that any such negotiations will be entered into or successfully completed, or as to the terms of any agreement that may be reached. If the current Board of Directors of the Bank continues to refuse to negotiate with PMIS and the Purchaser, PMIS and the Purchaser plan to take actions to replace the current class of Directors either through a consent solicitation or through a proxy contest.

     THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 26, 2000, UNLESS EXTENDED.

     THE PURCHASER AND ITS AFFILIATES RESERVE THE RIGHT, FOLLOWING COMPLETION OR TERMINATION OF THE OFFER AND EITHER PRIOR OR SUBSEQUENT TO OR IN LIEU OF THE SUBSEQUENT OFFER, TO ACQUIRE SHARES THROUGH MARKET PURCHASES, PRIVATELY NEGOTIATED TRANSACTIONS, A MERGER OR OTHER BUSINESS COMBINATION OR ANY COMBINATION OF THE FOREGOING.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, TOGETHER WITH SHARES BENEFICIALLY OWNED BY THE PURCHASER AND ITS AFFILIATES, REPRESENTS AT LEAST 65% OF THE SHARES OUTSTANDING (THE "MINIMUM TENDER CONDITION").

     THE OFFER IS ALSO CONDITIONED UPON THE PURCHASER RECEIVING THE APPROVAL OF THE UNITED STATES OFFICE OF THRIFT SUPERVISION. OBTAINING SUCH APPROVAL MAY TAKE AS FEW AS 4 OR AS MANY AS 6 MONTHS, AND THERE IS NO GUARANTEE APPROVAL WILL BE GRANTED.

     CERTAIN OTHER CONDITIONS TO CONSUMMATION OF THE OFFER ARE DESCRIBED IN
SECTION 12. THE PURCHASER EXPRESSLY RESERVES THE RIGHT TO WAIVE ANY ONE OR MORE OF THE CONDITIONS TO THE OFFER.

     The Minimum Tender Condition. The Minimum Tender Condition requires that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which, together with Shares beneficially owned by the Purchaser and its affiliates, represents at least 65% of the Shares outstanding. According to the Bank's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 1999 (the "3Q 10-QSB"), as of December 31, 1999 there were 154,508 Shares outstanding. Affiliates of the Purchaser beneficially own 3,800 Shares, representing, based on information in the Q3 10-QSB, approximately 2.5% of the outstanding Shares. Based on the foregoing and assuming no repurchases or issuances of Shares, the 100,000 Shares sought pursuant to the Offer, together with the 3,800 Shares held by the Purchaser and its affiliates, will satisfy the Minimum Tender Condition. The Shares beneficially owned by the Purchaser were acquired in open market purchases prior to January 6, 2000. See Schedule II.

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

     1. TERMS OF THE OFFER; EXPIRATION DATE; PRORATION. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for at least 100,000 Shares tendered on or before the Expiration Date (as defined below) and not theretofore withdrawn in accordance with Section 3. The term "Expiration Date" means 12:00 Midnight, New York City time, on June 26, 2000, unless the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     If any or all of the conditions set forth in Section 12 are not satisfied prior to the Expiration Date, the Purchaser may elect to (i) extend the Offer and retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer (including any rights of tendering shareholders to withdraw their Shares), (ii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders or (iii) waive any or all conditions and, subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares validly tendered. The Purchaser reserves the right to accept for payment and to pay for more than 100,000 Shares pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, if more than 100,000 Shares (or such greater number of Shares as the Purchaser elects to accept for payment and pay for) shall be validly tendered and not withdrawn prior to the Expiration Date, the Purchaser will, upon the terms and subject to the conditions of the Offer, purchase 100,000 Shares (or such greater number of Shares) on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered and not withdrawn prior to the Expiration Date. If fewer than 100,000 Shares are validly tendered by the Expiration Date and not withdrawn, the Purchaser may (i) terminate the Offer and return all tendered Shares to tendering shareholders or (ii) extend the Offer and retain such Shares until the expiration of the Offer as extended, subject to the terms of the Offer. The Purchaser does not presently intend to waive the condition that at least 100,000 Shares be validly tendered and not withdrawn prior to the Expiration Date. However, the Purchaser reserves the right to waive such condition.

     In the event that proration of tendered Shares is required, because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, the Purchaser may not be able to announce the final proration factor until approximately six NASDAQ trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers. The Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

     If, as a result of repurchases of outstanding Shares by the Bank or for any other reason, the purchase by the Purchaser of 100,000 Shares pursuant to the Offer would cause the Purchaser to own more than 65% of the number of Shares then outstanding, the number of Shares to be purchased by the Purchaser pursuant to the Offer may be reduced by an appropriate number of Shares (to be determined by the Purchaser in its sole discretion) so that the purchase of Shares by the Purchaser pursuant to the Offer will not cause the Purchaser to own more than 65% of the number of Shares then outstanding.

     The Purchaser expressly reserves the right, in its sole judgment, at any time or from time to time, and regardless of whether any of the events set forth in Section 12 shall have occurred or shall have been determined by the Purchaser to have occurred, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and
(ii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's rights to terminate the Offer pursuant to Section 12. Any such extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. The manner in which the Purchaser will make such public announcement may, if appropriate, be limited to a release to the Dow Jones News Service. The reservation by the Purchaser of the right to delay acceptance for payment of or payment for any Shares is subject to the provisions of applicable law, which require that the Purchaser pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after termination or withdrawal of the Offer.

     If the Purchaser decides to increase or decrease the consideration offered in the Offer, or to increase or decrease the percentage of the outstanding number of Shares being sought (other than an increase in the number of Shares being sought that does not exceed 2% of the number of Shares outstanding), and if at the time that notice of such increase or decrease is first published, sent or given to holders of Shares in the manner specified above, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such period of ten business days. If the Purchaser waives any material condition to the Offer, or amends the Offer in any other material respect, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required to comply with the Commission's interpretation of Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in terms or information.

     A request is being made to the Bank pursuant to Delaware General Corporation Law for use of the Bank's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares by the Purchaser following receipt of such lists or listings from the Bank.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, and will pay for, a minimum of 100,000 Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 3 (including Shares validly tendered and not withdrawn during any extension of the Offer, if the Offer is extended, subject to the terms and conditions of such extension) as soon as practicable after the Expiration Date. In addition, the Purchaser expressly reserves the right, in its sole discretion, to delay the acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any other applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer).

     The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility")), pursuant to the procedures set forth in Section 4, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

     Payment for Shares accepted for payment pursuant to the Offer may be delayed in the event of proration due to the difficulty of determining the number of Shares validly tendered and not withdrawn. See Section 1.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn, if, as and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payment from the Purchaser and transmitting payment to tendering shareholders.

     UNDER NO CIRCUMSTANCES WILL THE PURCHASER PAY INTEREST ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

     Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, the Purchaser's obligation to make such payment shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

     If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason or are not paid for because of an invalid tender, or if certificates are submitted representing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility as described in Section 4, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as soon as practicable following the expiration, termination or withdrawal of the Offer and determination of the final results of proration.

     As required by Commission rules, if the Purchaser were to vary the terms of the Offer by increasing the consideration to be paid per Share, the Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer, whether or not such Shares have been tendered prior to such increase in consideration.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more direct or indirect subsidiaries of the Purchaser, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

     3. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section 3, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by the Purchaser as provided herein, may also be withdrawn at any time after July 10, 2000.

     If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or if the Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Depositary may, nevertheless, on behalf of the Purchaser and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Shares, and such Shares may not be withdrawn except to the extent that the tendering shareholder is entitled to and duly exercises withdrawal rights as described in this Section 3. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

     In order for a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if certificates for Shares have been tendered, the name of the registered holder of Shares as set forth in the tendered certificate, if different from that of the person who tendered such Shares. If certificates for Shares ("Certificates") have been delivered or otherwise identified to the Depositary, then, before the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agent's Medallion Program (collectively, "Eligible Institutions"), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry delivery as set forth in Section 4, any notice of withdrawal must also specify the name and the number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawal of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by repeating one of the procedures described in Section 4 at any time before the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. None of the Purchaser, PMIS, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

     4. PROCEDURE FOR TENDERING SHARES. To tender Shares validly pursuant to the Offer, a shareholder must cause a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares and any other required documents, to be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must either cause certificates for tendered Shares to be received by the Depositary at one of such addresses or cause such Shares to be delivered pursuant to the procedures for book-entry delivery set forth below (and a Book-Entry Confirmation to be received by the Depositary), in each case before the Expiration Date, or (in lieu of the foregoing) such shareholder must comply with the guaranteed delivery procedure set forth below.

     The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of the Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below.

     DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signatures on all Letters of Transmittal must be guaranteed by an Eligible Institution, except in cases where Shares are tendered (i) by registered holders of Shares (which term includes any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of the Shares) who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered owner of the Certificates surrendered, then the Certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the

Certificates, with the signature(s) on the Certificates or stock powers guaranteed as aforesaid. See Instruction 5 of the Letter of Transmittal.

     The method of delivery of Shares, the Letter of Transmittal and any other required documents, including delivery through a Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the Depositary will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a shareholder or other payee with respect to Shares purchased pursuant to the Offer if the shareholder does not provide his taxpayer identification number (social security number or employer identification number) and certify that such number is correct. Each tendering shareholder should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary.

     If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Certificates are not immediately available or such shareholder cannot deliver the Certificates and all other required documents to the Depositary before the Expiration Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (a) such tender is made by or through an Eligible Institution; and

          (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, on or before the Expiration Date; and

          (c) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and all other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery to the Depositary.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) Certificates, or a Book-Entry Confirmation of such Shares, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) (or, in the case of a book-entry transfer, an Agent's Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time, and will depend upon when Certificates or Book-Entry Confirmations of such Shares are received by the Depositary.

     By executing a Letter of Transmittal as set forth above, the tendering shareholder irrevocably appoints designees of the Purchaser, and each of them, as his attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such appointment, all prior proxies given by such shareholder will be revoked, and no subsequent proxies may be given by such shareholder (and if given, will not be deemed effective). The Purchaser's designees will be empowered, among other things, to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual, special or adjourned meeting of the shareholders of the Bank or any consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for the Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting and other rights of a record and beneficial holder, including acting by written consent, with respect thereto.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. None of the Purchaser, PMIS, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and of the instructions thereto) will be final and binding.

     The valid tender of Shares pursuant to one of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following summary is a general discussion of the material federal income tax consequences to shareholders of the Bank who tender their Shares pursuant to the Offer. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative procedures, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision. No ruling has or will be requested from the Internal Revenue Service (the "Service") regarding the anticipated tax consequences described herein. The discussion set forth below does not discuss all aspects of federal income taxation that may be relevant to a particular shareholder in light of his personal investment circumstances or to certain types of shareholders subject to special treatment under the federal income tax laws (for example, tax-exempt organizations, foreign corporations and individuals who have received Shares as compensation or who are not citizens or residents of the United States) and does not discuss any aspect of state, local or foreign taxation. The discussion is limited to those shareholders who hold the Shares as capital assets (generally, property held for investment) within the meaning of
Section 1221 of the Code.

     SHAREHOLDERS SHOULD CONSULT THEIR INDIVIDUAL TAX ADVISORS CONCERNING THE SPECIFIC TAX CONSEQUENCES OF THE OFFER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

     Exchange of Shares for Cash. The exchange of Shares by tendering shareholders will be a taxable event for federal income tax purposes, and may also be a taxable transaction under applicable state, local and foreign tax laws. A tendering shareholder will generally recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer and the Shareholder's aggregate tax basis in the Shares tendered pursuant to the Offer. Gain or loss will be calculated separately for each block of Shares tendered by the shareholder and purchased pursuant to the Offer.

     Gain or loss recognized by a tendering shareholder will be capital gain or loss if the Shares are held as capital assets. Such capital gain or loss will be classified as a long-term capital gain or loss to the extent that the tendered Shares have a holding period of more than twelve months at the time of their purchase pursuant to the Offer. Long-term capital gains recognized by a tendering individual shareholder will be subject to tax at a maximum marginal federal rate of 20%. Short-term capital gains recognized by a tendering individual shareholder will be subject to tax at a maximum marginal federal rate of 39.6%. Net capital gains recognized by a tendering corporate shareholder will be subject to tax at a maximum marginal federal rate of 38%.

     Backup Withholding. To prevent "backup withholding" of federal income tax on payments of cash to a shareholder of the Bank who exchanges Shares for cash in the Offer, a shareholder of the Bank must, unless an exception applies under the applicable law and regulations, provide the payor of such cash with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such number is correct and that such shareholder is not subject to backup withholding. A Substitute Form W-9 is included in the Letter of Transmittal. If the correct TIN and certifications are not provided, a $50 penalty may be imposed on a shareholder of the Bank by the Service, and cash received by such shareholder in exchange for Shares in the Offer may be subject to backup withholding at the rate of 31%. Amounts paid as backup withholding do not constitute an additional tax and would be allowable as a credit against the shareholder's federal income tax liability.

     6. PRICE RANGE OF SHARES; DIVIDENDS. The Shares are quoted on the OTC Bulletin Board. The following table sets forth, for the periods indicated, the reported high and low sales prices per Share, and the amount of cash dividends paid per Share for each such period. The Common Stock of the Bank did not begin trading until November 26, 1997. The information for the fiscal years 1998 and 1999 is derived from the Bank's Annual Reports on Form 10KSB for those fiscal years. Information for subsequent periods is derived from information reported in published financial sources.

                                                               HIGH      LOW      DIVIDENDS
                                                              ------    ------    ---------
Fiscal Year Ended March 31, 1998:
  First Quarter.............................................  $  N/A    $  N/A      $N/A
  Second Quarter............................................  $  N/A    $  N/A      $N/A
  Third Quarter.............................................  $12.25    $11.50      $.00
  Fourth Quarter............................................  $13.38    $11.50      $.00
Fiscal Year Ending March 31, 1999:
  First Quarter.............................................  $13.37    $12.50      $.00
  Second Quarter............................................  $13.00    $ 8.00      $.00
  Third Quarter.............................................  $12.00    $ 8.25      $.00
  Fourth Quarter............................................  $ 9.37    $ 7.00      $.00
Fiscal Year Ending March 31, 2000
  First Quarter.............................................  $13.00    $11.00      $.00
  Second Quarter............................................  $13.25    $11.50      $.00
  Third Quarter.............................................  $14.25    $11.75      $.00

     On May 1, 2000, the last day on which the shares were traded prior to Purchaser's issuance of the press release announcing its intention to commence the Offer, the reported closing sale price per Share on the OTC Bulletin Board was $19. The Offer represents a 31.5% premium over the reported closing sale price per share on May 1, 2000.

     SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES AND EXCHANGE ACT REGISTRATION. Because the purchase of the Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, the Purchaser believes that the purchase of the Shares could adversely affect the liquidity and market value of the remaining Shares held by persons other than the Purchaser and its affiliates.

     8. CERTAIN INFORMATION CONCERNING THE BANK. According to the Bank's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999 (the "1999 10-KSB"), the Bank is a Delaware corporation with its principal executive offices located at 211 Erie Boulevard, Canajoharie, New York 13317-1117. According to the 1999 10-KSB, the Bank is primarily engaged in banking and lending services.

     Set forth below is certain summary consolidated financial information with respect to the Bank derived from the information contained in the 1999 10-KSB and the 3Q 10QSB. More comprehensive financial information is included in reports and other documents filed with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all financial information (including any related notes) contained therein. Such reports and other documents may be examined and copies may be obtained in the manner set forth below.

                            LANDMARK FINANCIAL CORP.

                      CONSOLIDATED SUMMARY FINANCIAL DATA

                                                                                    NINE
                                                     FISCAL YEAR ENDED          MONTHS ENDED
                                                         MARCH 31,              DECEMBER 31,
                                                  ------------------------    ----------------
                                                  1997     1998      1999      1999      1998
                                                  ----    ------    ------    ------    ------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total interest income...........................  $688    $1,293    $1,596    $1,465    $1,152
                                                  ----    ------    ------    ------    ------
Total non-interest income.......................  $ 67    $   67    $   44    $   63    $   31
                                                  ----    ------    ------    ------    ------
Net income (loss)...............................  $(36)   $    7    $  (96)   $   56    $  (79)
                                                  ----    ------    ------    ------    ------
Earnings per share..............................  $ --    $  0.5    $ (.69)   $  .39    $ (.57)
                                                  ----    ------    ------    ------    ------
Average shares outstanding......................

                                                         AT MARCH 31,        AT DECEMBER 31,
                                                      ------------------    ------------------
                                                       1998       1999       1999       1998
                                                      -------    -------    -------    -------
                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Total Assets........................................  $16,811    $22,453    $26,024    $21,006
                                                      -------    -------    -------    -------
Total Liabilities...................................  $14,751    $20,525    $24,066    $19,011
                                                      -------    -------    -------    -------
Total Stockholder Equity............................  $ 2,059    $ 1,927    $ 1,957    $ 1,994
                                                      -------    -------    -------    -------
Total Liabilities and Stockholder Equity............  $16,811    $22,453    $26,024    $21,006
                                                      -------    -------    -------    -------

     Although neither the Purchaser, PMIS, nor the Information Agent have any knowledge that would indicate that any statements contained herein based on such documents and records are untrue, none of the Purchaser, PMIS, or the Information Agent takes responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Bank to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser, PMIS or the Information Agent.

     The Bank is subject to the informational filing requirements of the Exchange Act and in accordance therewith is obliged to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Bank's directors and officers, their remuneration, stock options granted to them, the principal holders of the Bank's securities, any material interests of such persons in transactions with the Bank and other matters is required to be disclosed in proxy statements distributed to the Bank's shareholders and filed with the Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the Commission at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies may be obtained, by mail, upon payment of the Commission's customary charges, or by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov. In addition, such material should also be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Except as otherwise noted in this Offer to Purchase, all of the information with respect to the Bank and its affiliates set forth in this Offer to Purchase has been derived from publicly available information.

     9. CERTAIN INFORMATION CONCERNING THE PURCHASER AND PMIS. PMIS was incorporated in the State of New York on May 6, 1994, and commenced operations during November of 1995. PMIS is involved on a national basis in the purchase and sale of privately-held mortgage loans, deeds of trust, and land contracts (hereinafter referred to as "mortgages"). These financial instruments are also commonly referred to as owner financing, seller financed mortgages, or seller carryback mortgages.

     PMIS purchases real estate mortgages from private individuals (or their assignees) who sold real estate and hold a mortgage from the purchaser for a portion of the purchase price. PMIS purchases mortgage loans at a discount from face value. The price PMIS pays to purchase these mortgage loans is a function of evaluating the mortgagor's credit history, employment, length of seasoning (loans which show a payment history), mortgage priority (that is first or second mortgage position), equity in underlying real estate collateral, condition of collateral, type of collateral, negotiation with the seller, and an evaluation of PMIS's risk in investing in the particular mortgage.

     PMIS purchases mortgages directly from private mortgage holders and through professional people involved in the real estate industry, such as real estate brokers, developers, mortgage brokers, attorneys, financial planners, title insurance companies, and insurance agents. In addition, PMIS has a private mortgage-holder database containing information recorded in selected county clerks' offices located throughout the United States. The individual holders within this database are subsequently contacted by PMIS with direct mail programs and telemarketing.

     As a fundamental part of its business strategy, PMIS sells the majority of privately-held mortgage loans it acquires to institutional investors. In addition, PMIS sells portions of its portfolio from time to time to organizations such as banks, finance companies, pension funds, insurance companies, or private investors which purchase seasoned mortgage loans. PMIS limits its exposure to interest rate fluctuations and credit risks by selling these mortgage loans quickly, usually on a non-recourse basis.

     Overall, PMIS earns profits in three ways: on the increased yields it obtains through the discounted price of the mortgages it purchases; by selling the mortgages it owns at an amount greater than the discounted price PMIS purchased them for; and by early payoff of mortgage loans it owns, which effectively increases the yield on the PMIS portfolio.

     PMIS was founded in May 1994 by Charles F. Cefalu, who saw the opportunity to participate in structured cash flows from interest income. Mr. Cefalu also perceived the need to provide liquidity to those private mortgage holders needing a lump sum cash payout instead of receiving monthly payments. Mr. Cefalu has been actively involved in the acquisition of privately-held mortgages since 1990 and has done business through his companies in 47 states.

     For the fiscal year ended June 30, 1999, PMIS had total revenues of $4.93 million and income before applicable taxes of $1.46 million, an increase of 200% and 1,085%, respectively, over the previous fiscal year.

     The principal executive offices of the Purchaser and PMIS are located at 154 Lake Avenue, Saratoga Springs, New York 12866 and their telephone number is
(518) 583-1314. The Purchaser is a subsidiary of PMIS and has not conducted any business except in connection with the Offer. The Purchaser was organized on September 24, 1996 under the laws of the State of New York.

                   PRIVATE MORTGAGE INVESTMENT SERVICES, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                  FISCAL YEARS ENDED JUNE 30,
                                                             --------------------------------------
                                                               1997           1998           1999
                                                             --------       --------       --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenue..............................................   $1,064         $1,636         $4,931
Extraordinary item(1)......................................   $   49         $   --         $   --
                                                              ------         ------         ------
Net income.................................................   $   36         $ (120)        $  893
                                                              ------         ------         ------
Net income per share -- fully diluted......................   $  0.1         $ (.03)        $  .24
                                                              ------         ------         ------
Average number of shares outstanding.......................    3,431          3,778          3,794
                                                              ------         ------         ------

---------------
(1) Expense related to extinguishment of debt.

                                                               FISCAL YEARS ENDED JUNE 30,
                                                              -----------------------------
                                                               1997       1998       1999
                                                              -------    -------    -------
BALANCE SHEET DATA:
Total assets................................................  $1,902     $4,724     $9,759
                                                              ------     ------     ------
Total liabilities...........................................  $  836     $3,778     $7,504
                                                              ------     ------     ------
Total shareholders' equity..................................  $1,065     $  945     $2,254
                                                              ------     ------     ------

     Schedule II hereto sets forth transactions in the Shares effected during the past 60 days by the Purchaser and its affiliates. Except as set forth in this Offer to Purchase and Schedule II hereto, none of the Purchaser, PMIS or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, or any affiliate, associate or majority-owned subsidiary of such persons, beneficially owns any equity security of the Bank, and none of the Purchaser, PMIS or, to the best knowledge of the Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Bank during the past 60 days.

     Except as otherwise stated in this Offer to Purchase, (i) there have not been any contracts, transactions or negotiations between the Purchaser, PMIS or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Bank or any of its directors, officers or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets, or that are otherwise required to be disclosed pursuant to the rules and regulations of the Commission, and (ii) none of the Purchaser, PMIS or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Bank.

     10. BACKGROUND OF THE OFFER; CONTACTS WITH THE BANK. On November 24, 1999, Charles F. Cefalu, President of PMIS and Thomas Fraker, Executive Vice President of Finance of PMIS, and Leslie M. Apple, a senior partner in the Albany, New York law firm of Whiteman Osterman & Hanna, special counsel to PMIS, met with Gordon E. Coleman, President and Chief Executive Officer of the Bank, and John R. Francisco, the Chairman of the Board of Directors of the Bank, to present a proposal to substantially increase the Bank's net income, enhance shareholder value, and increase trading liquidity and the value of the Bank's stock. At the meeting, Mr. Cefalu explained the history of PMIS and its business. Mr. Cefalu proposed an arrangement whereby PMIS would contribute to Landmark approximately $1.9 million in cash and high quality portfolio mortgages having a total value matching the Bank's then net stockholders equity, in consideration of PMIS receiving a number of Bank shares equal to the then issued and outstanding shares, therefore making PMIS a 50% shareholder.

     The participants at the meeting then discussed the feasibility of such a transaction and the benefits to the two companies and their shareholders of such a business combination. Mr. Cefalu's presentation included a written analysis of the current financial condition of the Bank and the limitations on its future growth resulting from its limited capital. Mr. Cefalu explained that the mortgages that PMIS proposed to contribute to the Bank would, in addition to increasing the Bank's capital base, produce substantial net income to the Bank without requiring increased overhead. PMIS also proposed to share with the Bank the profits resulting from PMIS' savings on its cost of funds -- which would be dramatic if a substantially strengthened Bank could attract certificates of deposit at the levels that PMIS believed reasonable to expect, based on the experience of other banks doing the same thing.

     Mr. Cefalu also explained that PMIS would also contribute to the Bank substantial expertise in mortgage servicing and in identifying fee income opportunities in buying and selling mortgages, which it would help the Bank transact. The Bank would also be positioned to refinance these private mortgages and to make the associated profit.

     Mr. Cefalu indicated his belief that this proposal would add a minimum of $100,000 to $150,000 (approximately $1 per share) to the Bank's net income before taxes in the first year, and a minimum of $200,000 to $300,000 (approximately $2 per share) annually thereafter. He also explained his belief that substantial additional income would result from growth in assets supported by the increased capital from PMIS.

     The PMIS proposal anticipated substantial increase in stockholder value resulting from the Bank's ability to be more competitive with its product offerings to its customers. Mr. Cefalu explained that an alliance with PMIS would also give the Bank the ability to attract new customers through cross marketing to PMIS mortgagors. Mr. Apple stated that the relationship would also position the Bank to expand its business and to profit from recent financial services reform legislation.

     The written proposal submitted to the Bank by Mr. Cefalu stated that he believed the Bank faced the following challenges:

     - No net operating income from core business

     - A lack of significant "fee income" business

     - Limited mortgage loan term and rate flexibility

     - Limited ability to offer other high margin loan products

     - Its growth is constrained by various factors, including current capital and demographics (population and economic) of target market

     - The presence of significant competition, principally from Central National Bank

     - The illiquidity of the Bank's common stock

     - Increased competitive pressures brought about by recent financial services consolidation legislation

     Mr. Cefalu's proposal further stated that these challenges could result in the following consequences:

     - A financial inability to grow the asset base through deposit purchases

     - An inhibited ability to compete for certificates of deposit due to the size and financial strength of the Bank

     - The unlikelihood that the Bank would be an acquisition target

     - Limited opportunity for raising capital through preferred or additional common stock offerings

     - A continuing substandard efficiency ratio and return on shareholder equity

     - Stagnation in the Bank's stock price

     Mr. Coleman acknowledged the possibility of the problems mentioned by Mr. Cefalu. Although Mr. Coleman stated that he thought the present management could achieve significant growth, He did acknowledge that the Bank faced challenges and they would have to begin operating differently in order to realize significant growth.

     Mr. Coleman indicated to Mr. Cefalu that he would bring this discussion to the attention of the Board of Directors of the Bank, and that he would advise Mr. Cefalu as to the Board's reaction.

     After a number of weeks passed and Mr. Cefalu did not hear from Mr. Coleman, he contacted Mr. Coleman by telephone. Mr. Coleman informed Mr. Cefalu that PMIS' proposal had been unanimously rejected by the Board of Directors of the Bank.

     On January 6, 2000, Mr. Apple delivered to Alan Schick, counsel to the Bank, the following letter:

               Dear Mr. Schick:

             I represent Charles F. Cefalu, to whom you recently sent a copy of the list of the stockholders of record of Landmark Financial Corp. You may be also aware that I accompanied Mr. Cefalu when he presented a business proposal to Messrs. Coleman and Francisco on November 24, 1999.

             Mr. Cefalu has informed me that he was told by Mr. Coleman that the Landmark Board of Directors unanimously rejected Mr. Cefalu's proposal. So that I may provide accurate direction to Mr. Cefalu, would you please confirm (1) whether the Board formally considered the proposal, and (2) whether the Board would consider a more generous proposal.

                                  Sincerely,

                                  Leslie M. Apple

     On January 13, 2000, Mr. Schick wrote the following letter in response:

               Dear Mr. Apple:

             In response to your letter dated January 6, 2000, please be advised that the Board of Directors did consider Mr. Cefalu's proposal. The Board of Directors confirms its desire to remain independent and is not currently seeking the sale of Landmark Financial Corp. (Emphasis added) If Mr. Cefalu wishes to present a different proposal for consideration by the Board of Directors the Board will act in a manner consistent with its fiduciary duties.

     On February 21, 2000, despite the prior assurances to PMIS that the Bank was going to remain independent and was not for sale, LMFC entered into an agreement and plan of merger with TrustCo Bank Corporation, NY ("TrustCo"), under which TrustCo, through a wholly-owned subsidiary corporation formed for purposes of the merger, is to acquire LMFC (the "Merger Agreement"). Under the merger agreement with TrustCo, TrustCo is to pay $21.00 per share to LMFC's shareholders.

     On April 17, 2000, PMIS commenced a lawsuit in Supreme Court of the State of New York in Montgomery County, naming as defendants the Bank and each of the members of the Bank's Board of Directors. The lawsuit seeks injunctive relief preventing the conduct of a shareholders meeting for the purpose of approving the Merger Agreement and also sought a court order preventing the directors of the Bank and their affiliates, who together hold more than 10% of the outstanding shares of the Bank, from voting in excess of 10% of the outstanding shares in contravention of Article Fourth, subsection C of the Bank's Certificate of Incorporation (the "Certificate"). The Certificate effectively prevents affiliates who beneficially own in excess of 10% of the outstanding shares of the Bank from voting any more than 10% of such shares.

     The PMIS lawsuit alleges that the members of the Board violated their fiduciary duties to the Bank's shareholders by acting on the Merger Agreement without adequately informing themselves of the possibilities of securing a better offer for the shareholders. Specifically, PMIS alleges that the Board's knowledge of (a) the earlier PMIS proposal, (b) PMIS' continued interest in the Bank and (c) PMIS' willingness to increase the amount of its per share offering obligated the Board, at a minimum, to explore whether PMIS was willing to make a higher offer than the one made by TrustCo.

     Regarding the Certificate, the lawsuit states that the members of the Board, as part of the Merger Agreement, had each agreed to vote their shares in favor of the Merger Agreement. In addition, it alleges that the Board Members, together with their affiliates and the Bank's Employee Stock Option Plan, beneficially own more than 32% of the outstanding shares of the Bank. PMIS asked the court to order that the 10% voting limitations contained in the Certificate should be enforced as against the Board Members and their affiliates.

     The court granted the PMIS application for a temporary restraining order on April 17, 2000, ordering that "Defendants and their officers agents and or employees be and hereby are enjoined from taking any action pursuant to the merger agreement entered into between defendant [Landmark] and TrustCo, including but not limited to, holding or scheduling of any special meeting of shareholders pursuant to said agreement or soliciting any proxies pursuant to said agreement."

     On May 1, 2000, the court conducted a hearing on PMIS' application to extend the temporary restraining order and to convert it to a preliminary injunction. A decision is pending.

     It is possible that the court may dissolve the temporary restraining order and permit the special meeting of Landmark shareholders to take place as scheduled. In the event the Bank's Board of Directors decides to proceed with that meeting, PMIS intends to seek an injunction preventing the distribution to the shareholders of the proceeds from any sale of shares pursuant to the Merger Agreement with TrustCo pending the outcome of the PMIS litigation.

     On May 3, 2000, PMIS and the Purchaser announced their intention to commence the Offer, and on May 10, 2000 commenced the Offer.

     11. PURPOSE OF THE OFFER. General. The purpose of the Offer is to enable the Purchaser to acquire the Shares, which together with the Shares currently beneficially owned by the Purchaser, will represent a minimum of 65% of the total number of Shares outstanding. In order for the Purchaser to acquire 65% of the outstanding Shares of the Bank, the Purchaser will be required to obtain certain regulatory approvals, including approvals from the Office of Thrift Supervision. See Section 15.

     Should the Offer result in the tender of at least 65% of the outstanding shares of the Bank, the Purchaser reserves the right to acquire 100% of the outstanding Shares it does not then own. See Section 15. Any subsequent offer may be subject to a number of conditions to which this Offer is not subject, including the availability of financing, the inapplicability of certain takeover defenses and certain other conditions. The Purchaser cannot give any whether assurance the consideration to be proposal to be paid in any subsequent offer will be higher or lower than the consideration to be paid in the Offer. The consideration to be paid in any subsequent offer may be cash, securities or a combination thereof. The Purchaser and its affiliates reserve the right, following completion or termination of the Offer and either prior or subsequent to or in lieu of any subsequent offer, to acquire Shares through market purchases, privately negotiated transactions, a merger or other business combination or any combination of the foregoing.

     PMIS and the Purchaser intend to continue to seek to negotiate an acquisition agreement with the Bank. If the current Board of Directors of the Bank continues to refuse to negotiate with PMIS and the Purchaser, PMIS and the Purchaser plan to take appropriate actions to replace the current class of Directors either through a consent solicitation or through a proxy contest.

     Except as indicated in this Offer to Purchase, the Purchaser has no present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of assets, involving the Bank or any of its subsidiaries, or any material changes in the Bank's corporate structure or business. The Purchaser may seek to nominate candidates of its choosing for seats on the Bank's Board. The Purchaser has no present plans or proposals to make material changes in the Bank's management or personnel.

     12. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, and in addition to, and not in limitation of, the Purchaser's rights to amend the Offer in any respect at any time in its sole discretion, the Purchaser shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, tendered Shares (subject to Rule 14e-1(c) under the Exchange Act), or may, in the sole discretion of the Purchaser, terminate the Offer as to any Shares not then paid for if (i) at or before the Expiration Date the Minimum Tender Condition shall not have been satisfied or (ii) on or after the date of this Offer to Purchase, and at or before the time of payment for any of such Shares, any of the following events shall occur or shall be determined by PMIS or the Purchaser to have occurred:

          (a) PMIS shall have failed to obtain the regulatory approvals necessary to complete the Offer, including, without limitation, the approval of the U.S. Office of Thrift Supervision.

          (b) The Board of Directors of the Bank shall have failed to amend the Bank's Certificate of Incorporation to delete therefrom the terms of Article Fourth, subsection C which can be used by the Bank to limit the voting rights of persons owning more than 10% of the Bank's stock.

          (c) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the Purchaser or any other affiliates of PMIS, the consummation by the Purchaser or any other affiliates of PMIS of a merger or other business combination with the Bank, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or business combination, (ii) seeking to prohibit the ownership or operation by PMIS, the Purchaser or any other affiliates of PMIS of all or any portion of the business or assets of the Bank and its subsidiaries or of the Purchaser, or to compel PMIS, the Purchaser or any other affiliates of PMIS to dispose of or hold separately all or any portion of the business or assets of the Purchaser or the Bank or any of its subsidiaries or seeking to impose any limitation on the ability of PMIS, the Purchaser or any other affiliates of PMIS to conduct their business or own such assets,
     (iii) seeking to impose or confirm limitations on the ability of PMIS, the Purchaser or any other affiliates of PMIS effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired by any such person on all matters properly presented to the Bank's shareholders, (iv) seeking to require divestiture by PMIS, the Purchaser or any other affiliates of PMIS of any Shares, (v) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of the Purchaser, might materially adversely affect PMIS, the Purchaser or any other affiliates of PMIS or the value of the Shares, or (vi) in the sole judgment of the Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or other), operations, licenses or franchises, results of operations or prospects of the Bank or any of its subsidiaries, joint ventures or partnerships; provided that the condition specified in this paragraph (a) shall not be deemed to exist by reason of any court proceeding pending on the date hereof and known to the Purchaser, unless in the sole judgment of the Purchaser there is any adverse development in any such proceeding after the date hereof, or before the date hereof if not known to the Purchaser on the date hereof, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) above;

          (d) there shall be any action taken, or any statute, rule, regulation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable (i) to the Purchaser, PMIS or any affiliate of PMIS or (ii) to the Offer or any business combination by the Purchaser or any affiliate of PMIS with the Bank, by any court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or to any business combination, which, in the sole judgment of the Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;

          (e) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or other), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Bank or any of its subsidiaries which, in the sole judgment of the Purchaser, is or may be materially adverse, or the Purchaser shall have become aware of any fact which, in the sole judgment of the Purchaser, has or may have material adverse significance with respect to either the value of the Bank or any of its subsidiaries or the value of the Shares to the Purchaser;

          (f) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, or any material adverse change in prices generally of shares on the NYSE or the Nasdaq Stock Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States,
     (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of the Purchaser, might affect the extension of credit by banks or other lending institutions, (iv) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (g) the Bank or any of its subsidiaries, joint ventures or partnerships or other affiliates shall have (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any presently outstanding Shares or other securities or other equity interests, (iii) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, other than Shares issued or sold upon the exercise or conversion (in accordance with the present terms thereof) of employee stock options outstanding on the date of this Offer to Purchase, shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared, paid or proposed to declare or pay any cash dividend or other distribution on any shares of capital stock of the Bank, (v) altered or proposed to alter any material term of any outstanding security or material contract, permit or license,
     (vi) incurred any debt otherwise than in the ordinary course of business or any debt containing, in the sole judgment of the Purchaser, burdensome covenants or security provisions, (vii) authorized, recommended, proposed or entered into an agreement with respect to any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Bank or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that in the Purchaser's sole opinion could adversely affect either the value of the Bank or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to the Purchaser, (ix) entered into any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants, officers or directors, or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants, officers or directors, or taken any action to fund, secure or accelerate the funding of compensation or benefits provided for one or more employees, consultants, officers or directors, whether or not as a result of or in connection with the transactions contemplated by the Offer, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of the Bank or any of its subsidiaries, or the Purchaser shall have become aware of any such action which was not previously disclosed in publicly available filings, or (xi) amended or authorized or proposed any amendment to its Certificate of Incorporation or Bylaws or similar organizational documents, or the Purchaser shall become aware that the Bank or any of its subsidiaries shall have proposed or adopted any such amendment which shall not have been previously disclosed;

          (h) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including the Bank or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) any person, entity (including the Bank or any of its subsidiaries) or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Bank (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% or any class or series of capital stock of the Bank (including the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or 13G on file with the Commission on the date of this Offer to Purchase, (ii) any such person, entity or group which before the date of this Offer to Purchase had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Bank (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Bank (including the Shares),
     (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Bank, or (iv) any person shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Bank or any assets or securities of the Bank;

          (i) the Purchaser shall have reached an agreement or understanding with the Bank providing for termination of the Offer, or the Purchaser or any of its affiliates shall have entered into a definitive agreement or announced an agreement in principle with the Bank providing for a merger or other business combination with the Bank or the purchase of stock or assets of the Bank;

          (j) the Purchaser shall become aware (i) that any material contractual right of the Bank or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or that any material amount of indebtedness of the Bank or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or (ii) of any covenant, term or condition in any of the Bank's or any of its subsidiaries', joint ventures' or partnerships' instruments or agreements that is or may be materially adverse to the value of the Shares in the hands of the Purchaser (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the acquisition of control of the Bank);

          (k) PMIS or the Purchaser shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency which is necessary to consummate the Offer; or

          (l) The funds required by Purchaser to purchase tendered Shares and to pay its related fees and expenses shall for any reason not be available under the terms specified in Section 13;

          (m) The Bank's shareholders shall have approved the Merger Agreement between the Bank and Trust Co.;

which, in the sole judgment of the Purchaser in any such case, and regardless of the circumstances (including any action or inaction by the Purchaser or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such condition or may be waived by the Purchaser in whole or in part at any time and from time to time in the sole discretion of the Purchaser. Any determination by the Purchaser concerning any event described in this Section 12 shall be final and binding upon all parties.

     13. SOURCE AND AMOUNT OF FUNDS. The Purchaser estimates that the total amount of funds required to purchase the Shares in the Offer, plus associated expenses, will be approximately $2,600,000. The Purchaser will obtain such funds through a combination of one or more of PMIS, private investors and institutional lenders.

     14. DIVIDENDS AND DISTRIBUTIONS. If, on or after the date of this Offer to Purchase, the Bank should split, combine or otherwise change the Shares or its capitalization, or shall disclose that it has taken any such action, then, subject to the provisions of Section 12, the Purchaser may, in its sole judgment, make such adjustments as it deems appropriate to reflect such split, combination or other change in the purchase price and the other terms of the Offer (including, without limitation, the number and type of securities offered to be purchased, the amounts payable therefor and the fees payable hereunder).

     If, on or after the date of this Offer to Purchase, the Bank should declare or pay any cash or stock dividend or other distribution on or issue any rights with respect to the Shares, payable or distributable to shareholders of record on a date before the transfer to the name of the Purchaser or its nominee or transferee on the Bank's stock transfer records of the Shares accepted for payment pursuant to the Offer, then, subject to the provisions of Section 12,
(i) the purchase price per Share payable by the Purchaser pursuant to the Offer will be reduced by the amount of any such cash dividend or cash distribution and
(ii) the whole of any such non-cash dividend, distribution or right will be received and held by the tendering shareholder for the account of the Purchaser and shall be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance, the Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

     15. CERTAIN LEGAL MATTERS. Except as otherwise disclosed herein, on the basis of an examination of publicly available filings with respect to the Bank, the Purchaser is not aware of any licenses or other regulatory permits which appear to be material to the business of the Bank and which might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer. Prior to purchasing the Shares, the Purchaser must apply for and receive the authorization of the United States Office of Thrift Supervision (the "OTS") pursuant to applicable federal laws and regulations promulgated thereunder. The OTS considers whether the acquisition would be in the public interest, taking into account, among other things, such factors as the impact of the acquisition on consumers, on rates, and on quality of service. The OTS approval process typically takes from 4 to 6 months, depending upon the issues involved. The Purchaser does not believe approval from any other federal or state commissions is required. However, if required, the Purchaser believes any such approvals should be obtainable in the same time frame as the OTS approval. The Purchaser cannot guarantee that all the necessary approvals will be obtained. Furthermore, in the event such approvals are obtained, the Purchaser cannot guarantee how long such approvals will take or whether any such approvals will have specific conditions attached. The Purchaser is unable to predict whether it may determine that it is required to delay the acceptance for payment of Shares pursuant to the Offer pending such approval or other action. There cannot be any assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Bank's business or that certain parts of the Bank's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken, any of which could cause the Purchaser to elect to terminate the Offer pursuant to Section 12.

     State Takeover Laws. A number of states (including New York and Delaware) have adopted laws and regulations containing restrictions that apply to offers to acquire securities of corporations which are incorporated and/or have assets, shareholders and/or conduct business therein. In 1982, the United States Supreme Court in Edgar v. Mite Corp. invalidated on constitutional grounds the Illinois Business Takeovers Statute which, as a matter of state securities law, imposed procedural requirements of additional filings, a waiting period and a fairness hearing on tender offers, on the ground that the requirements imposed by the state takeover statute which made takeovers of corporations meeting certain requirements more difficult, conflicted with federal law. The reasoning in that decision is likely to apply to other state takeover statutes that purport to impose similar requirements on the Offer.

     In 1987, the United States Supreme Court in CTS Corp. v. Dynamics Corp. of America held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation, without the prior approval of a majority vote of those shareholders of the corporation who had no interest in the acquisition and who were neither officers nor directors and employees of the corporation, provided that such laws were applicable only to Indiana corporations. Subsequently, certain United States District Courts have ruled that state takeover statutes, even of the type upheld in CTS Corp., are unconstitutional insofar as they apply to corporations incorporated outside that state. In TLX Acquisition Corp. v. Telex Corp., a United States District Court in Oklahoma ruled that Oklahoma takeover statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly in Tyson Foods, Inc. v. McReynolds, a United States District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as they applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. The reasoning of these cases may indicate that application of the takeover statutes of states other than New York to the Offer could be unconstitutional.

     Various states, including New York and Delaware, also have enacted business combination statutes that regulate the circumstances under which a corporation may merge or enter into other business combinations with an acquiror of certain percentages of their outstanding stock. In Amanda Acquisition Corp. v. Universal Foods Corp., the United States Court of Appeals for the Seventh Circuit held that the state of Wisconsin could, as a matter of state law, prohibit for a period of three years, a Wisconsin corporation from entering into certain business combinations, including a merger, with a holder of 10% or more of the outstanding stock of the corporation, unless the corporation's Board of Directors had approved the transaction prior to the time the acquiror purchased its 10% interest in the corporation. Certiorari to the United States Supreme Court was denied.

     The Bank conducts business in the State of New York and is incorporated in the State of Delaware, of which has enacted takeover statutes. To the extent that state takeover statutes and regulations purport to apply to the Offer, and contain provisions that impose requirements that conflict with the United States Constitution or conflict with the federal securities laws applicable to the Offer, the Purchaser believes that such statutes and regulations are unconstitutional and/or preempted by federal law. Should the Bank, any government agency or official or any other person seek to apply any such statute to the Offer, the Purchaser will take such action as then appears desirable and may contest the validity of such statutes and the application of such statutes to the Offer in appropriate judicial or administrative proceedings. If it is asserted that one or more state takeover laws is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser may be required to file certain information with, or receive approvals from, the relevant state authorities, and, if enjoined, the Purchaser may be unable to purchase Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In the circumstances described above, the Purchaser may not be obliged to purchase any Shares tendered. See Section 12.

     Section 203 of the Delaware General Corporation Law, in general, prohibits a Delaware corporation that does not opt out of its provisions from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless (i) prior to such time, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder;
(ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer or exchange offer; or (iii) at or subsequent to such time, the Business Combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds (2/3) of the outstanding voting stock which is not owned by the Interested Stockholder. The Company has in its Certificate of Incorporation, incorporated terms similar to those of Section 203 of the DGCL.

     Although the Company is organized under the laws of the State of Delaware, the Company's executive offices and principal place of business are located in the State of New York. Although Article 16 of New York's Business Corporation Law requires registration of tender offers, this requirement applies only to offers relating to target companies organized under the laws of New York. As the Bank is organized in Delaware, Article 16 does not apply.

     Others. Based on an examination of publicly available information with respect to the Bank, the Purchaser is not aware of any other regulatory approval that would be required prior to the acquisition of the remaining outstanding shares of the Common Stock. However, there may be a requirement to obtain approvals of the transfer of licenses, franchises or other permits; such approvals should be granted in the ordinary course of business. The Purchaser presently intends to take such actions with respect to any additional approvals that may be needed as will enable it to acquire 65% of the remaining outstanding shares of the Common Stock subsequent to the completion of the Offer.

     16. FEES AND EXPENSES. Beacon Hill Partners, Inc. ("Beacon Hill Partners") has been retained by the Purchaser to act as its Information Agent in connection with the Offer. Beacon Hill Partners may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares. Beacon Hill Partners will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     In addition, LaSalle Bank N.A. has been retained as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Neither PMIS nor the Purchaser will pay any fees or commissions to any broker or dealer or other person (other than Beacon Hill Partners) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

     17. MISCELLANEOUS. The Offer is being made to all holders of Shares. The Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a state statute. If the Purchaser becomes aware of any state where the making of the Offer is so prohibited, the Purchaser will make a good faith effort to comply with any such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any applicable statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     The Purchaser has filed with the Commission a Statement on Schedule TO, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. in the manner set forth in Section 8 of this Offer to Purchase.

     No person has been authorized to give any information or make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

May 10, 2000                              Investors & Lenders, LLC
                                          Purchaser

                                   SCHEDULE I

                             DIRECTORS AND OFFICERS
                           OF THE PURCHASER AND PMIS

     The following information sets forth the name, business address and present principal occupation and five-year employment history of each of the directors, executive officers and other officers of the Purchaser and PMIS. Each of the directors, executive officers and other officers is a citizen of the United States unless otherwise noted. Unless otherwise indicated, the business address of each of the directors, executive officers and other officers of the Purchaser and PMIS named below is 154 Lake Avenue, Saratoga Springs, New York 12866. The ages of the individuals listed below are as of December 31, 1999.

DIRECTORS AND OFFICERS OF PMIS

NAME                                         AGE                    POSITIONS
----                                         ---                    ---------
Charles F. Cefalu..........................  31    Chief Executive Officer
Thomas A. Fraker...........................  55    President and Director
Sophie B. Cefalu...........................  52    Secretary, Treasurer and Director
David Vanderzee............................  40    Director
Peter T. Matzen............................  42    Director

     Set forth below is certain information with respect to each of the foregoing officers and directors:

     CHARLES F. CEFALU is PMIS' principal stockholder and president. PMIS is dependent on the personal services of Mr. Cefalu, who graduated from Union College in 1991 with a degree in civil engineering. He has been engaged in the business of real estate financing since 1990 through his sole ownership of CIG. Mr. Cefalu has been a guest speaker at meetings sponsored by industry trade groups, where he has discussed the business of private mortgages. He has also been quoted in industry newsletters, as well as the Boston Globe, and the Washington Post in articles relating to the business of privately held mortgages. Mr. Cefalu devotes a significant portion of his time to PMIS.

     In addition to being the principal owner of PMIS and CIG, Mr. Cefalu also wholly owns and is president of Progressive Title and Inner City. Progressive Title is a title abstract company that performs title services for PMIS and others. Inner City is engaged in the business of property management and real estate investments. See "Certain Relationships." Mr. Cefalu is the son of Sophie
B. Cefalu and brother of Danielle Cefalu.

     THOMAS A. FRAKER is PMIS' Executive Vice President of Finance and a director. Mr. Franker's responsibilities include capital formation for equity and debt (inclusive of securitization), expansion of PMIS's regional office network and increasing institutional portfolio acquisitions. Mr. Fraker has over twenty-five years of experience in the capital markets involving billions of dollars of mortgages, securitizations and capital placements. He has served as Vice President of Goldman, Sachs & Company and Salomon Smith Barney. Mr. Fraker received his BA from Albion College and MBA from the University of Michigan.

     SOPHIE B. CEFALU, PMIS' secretary and treasurer, has been an officer and director of PMIS since 1995. Ms. Cefalu is in charge of all PMIS's operations. During 1995, Ms. Cefalu was CIG's office manager. During 1994, she was president of Private Mortgage Servicing, Inc., a company owned by Mr. Cefalu that was engaged in the business of servicing mortgages. From 1978 to 1993, Ms. Cefalu was office manager of Autumn House Furniture, a retail furniture store located at Bernardsville, New Jersey. From 1985 to 1994, she also owned a custom window treatment design business, Nu Dimensions, in Long Valley, New Jersey. Ms. Cefalu devotes all of her working time to the business of PMIS.

     DAVID P. VANDERZEE has been a director of PMIS since its inception in 1994. He has been an insurance underwriter with Northwestern Mutual Life Insurance Company since 1982. Mr. Vanderzee is affiliated with the Milton Hall Agency in Latham, New York. He is a Chartered Life Underwriter (CLU) and

Chartered Financial Consultant (ChFC). He graduated from Plymouth State College with a degree in Economics and Finance in 1982.

     PETER T. MATZEN has been a director of PMIS since January 1997. He is an executive officer of Matzen Construction, Inc. and has held the position of Vice President of Sales since 1977. Matzen Construction, Inc. has been in the business of designing and building for over forty years, specializing in systems designed buildings for industrial, commercial, institutional, recreational, and rehabilitation projects. Mr. Matzen received his Associate of Arts degree from Southern Vermont Community College.

MEMBERS AND EXECUTIVE OFFICERS OF THE PURCHASER

     The names of each member and executive officer of the Purchaser are set forth below. The other required information with respect to each such person is set forth under "Directors and Officers of PMIS" above.

Private Mortgage Investment Services, Inc...................  Member
Charles F. Cefalu...........................................  Manager

                                  SCHEDULE II

                       SCHEDULE OF TRANSACTIONS IN SHARES
                            DURING THE PAST 60 DAYS
                  BY THE PURCHASER, PMIS AND THEIR AFFILIATES

   TRANSACTION DATE       SHARES ACQUIRED*   PRICE PER SHARE**
   ----------------       ----------------   -----------------

          Total........

---------------
 * All transactions set forth in the table above were effected through a registered broker on the

** All prices are exclusive of commissions.

                     SCHEDULE OF SHARES OWNED BY AFFILIATES
                        AND ASSOCIATES OF THE PURCHASER

                   SHAREHOLDER                        NO. OF SHARES          ASSOCIATE/SUBSIDIARY
                   -----------                        -------------          --------------------
Private Mortgage Investment Services, Inc.........        3,600
Charles F. Cefalu, Manager of Purchaser and
  President of PMIS...............................          100
David Vanderzee, director of PMIS.................          100            His wife, Sally Gigliotti
          Total...................................        3,800

                                  SCHEDULE III

          CERTAIN ADDITIONAL INFORMATION ABOUT THE PURCHASER AND PMIS

INFORMATION ABOUT THE PURCHASER

     The Purchaser was formed as a limited liability company under the laws of the State of New York on September 24, 1996. The Purchaser has not conducted any business or other activities of any kind since its incorporation other than in connection with the Offer.

     PMIS holds the sole membership interest in the Purchaser.

     The Purchaser does not have any long-term debt. The Purchaser has no labor or employment related claims or disputes, and is not involved in any pending legal or administrative proceedings.

INFORMATION ABOUT PMIS

     PMIS was incorporated under the laws of the State of New York in 1994. It is involved in the purchase and sale of privately held mortgage loans, deeds of trust, and land contracts. Its principal executive offices are located in Saratoga Springs, New York. It also maintains retail offices in Austin, Texas and Scottsdale, Arizona.

     The following is a description of the authorized capital and long-term debt of PMIS, the potential impact on New York residents of PMIS's plans and proposals, existing pension plans, profit-sharing plans and savings plans, educational opportunities or relocation adjustments provided to its employees, pending litigation and labor or employment related claims or disputes, and community activities, charitable, cultural, educational or civic contributions:

  1. Authorized Capital

     Authorized capital stock of PMIS consists of 20,000,000 shares of common stock, par value $.01 per share ("PMIS Common Stock"), and 5,000,000 shares of preferred stock, no par value ("PMIS Preferred Stock"). At September 30, 1999, there were 3,902,141 shares of PMIS Common Stock outstanding. No shares of PMIS Preferred Stock are issued and outstanding. PMIS currently does not pay dividends on the PMIS Common Stock but reinvests earnings into its operations.

  2. Long-Term Debt*

     PMIS's long-term debt comprised the following at December 31, 1999:

Subordinated Debentures*....................................  $1,153,450

---------------
 * The subordinated debentures are in two classes, as follows:

     - $609,450 in subordinated debentures yielding 11% fixed annual interest and maturing on September 23, 2008. Pursuant to its amended offering circular dated February 10, 2000, PMIS is continuing to seek additional subscriptions in the amount of $890,550.

     - $544,000 in subordinated debentures yielding 12.5% fixed annual interest and maturing on May 10, 2005.

  3. Pending Legal Proceedings

     PMIS is not a defendant in any material pending legal proceedings.

  4. Labor and Employee Relations

     As of May 1, 2000, PMIS and its subsidiaries had approximately 23 employees. PMIS's labor and employment relations with its employees are excellent. There have been no violations by PMIS of the Occupational Safety and Health Act of 1970, Fair Labor Standards Act or Employee Retirement and Income Security Act, as amended, finally adjudicated or settled within five years of the commencement of the Offer.

                        The Depositary for the Offer is:

                               LaSalle Bank N.A.

                               Telephone Number:

                                 (312) 904-2450

           By Mail:                     By Facsimile:           By Hand or Overnight Delivery
           --------                     -------------           -----------------------------
       LaSalle Bank N.A.                                              LaSalle Bank N.A.
   135 South LaSalle Street             (312) 904-2236             135 South LaSalle Street
      Chicago, IL 60603                                               Chicago, IL 60603
      Attn: Corp. Trust               Attn: Mark Rimkus               Attn: Mark Rimkus
    Operations, Room 1811

                 Confirm Facsimile by Telephone: (312) 904-2236

     Questions and requests for assistance may be directed to Beacon Hill Partners, Inc. or at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to Beacon Hill Partners, Inc. or to brokers, dealers, commercial banks or trust companies.

                    The Information Agent for the Offer is:

                           Beacon Hill Partners, Inc.

                                90 Broad Street
                            New York, New York 10004
                                 (212) 843-8500
                                 (800) 755-5001